KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com May 20, 2016	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Mr. Arthur Sandel

Re:	WFB Funding, LLC

Cabela’s Credit Card Master Note Trust

Cabela’s Master Credit Card Trust

Amendment No. 1 to Registration Statement on Form SF-3

Filed April 15, 2016

File Nos. 333-209766, 333-209766-01 and 333-209766-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Amendment No. 1 to Registration Statement that was filed with the Commission on April 15, 2016.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Amendment No. 1 to Registration Statement that were contained in the Staff’s letter to Mr. Sean B. Baker, dated April 29, 2016. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Amendment No. 1 to Registration Statement unless otherwise noted.

Form of Prospectus

Cabela’s Master Credit Card Trust

Addition of Master Trust Assets, page 62

1.

We note your revisions in response to prior comment 12 and re-issue in part. Your disclosure provides that “[a]dditional accounts may have been originated using credit criteria different from those which are applied to the initial accounts.” However, your revisions do not include a description of these differences from the criteria which were applied to the initial accounts, as required by Item 1111(g)(7) of Regulation AB. Please revise to provide such disclosure, which may be bracketed as appropriate.

Response: We have revised the disclosure on page 62 to indicate that the criteria used to originate accounts applies to additional accounts and have inserted bracketed language on page 62 to indicate that the corresponding cross-referenced section will be reviewed and updated as applicable with respect to such additional accounts with each takedown.

KUTAK ROCK LLP

Securities and Exchange Commission

May 20, 2016

2.

Additionally, your revised disclosure does not include a description of the Rule 193 review for assets that may be added to the pool and the corresponding disclosure under Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB. Please revise accordingly.

Response: We have revised the disclosure on page 62 to indicate that the Rule 193 review of pool assets applies to additional accounts and have inserted bracketed language on page 62 to indicate that the corresponding cross-referenced section will be reviewed and updated as applicable with respect to such additional accounts with each takedown.

New Requirements for SEC Shelf Registration

Dispute Resolution, page 112

3.

We note your revisions in response to prior comment 20. Please also revise your disclosure in this section to clarify that, for purposes of the dispute resolution provision, each investor in the notes will be deemed to be a certificateholder, similar to the disclosure included in the asset representations review and investor communication sections.

Response: We have revised the disclosure in the first paragraph under “Dispute Resolution” on page 112 of the prospectus to clarify that each investor in the notes will be deemed to be a certificateholder for purposes of the dispute resolution provisions. We have also revised Section 9.07 in the form of the Second Amended and Restated Master Indenture to clarify this point and refiled Exhibit 4.2.

Part II – Information Not Required in Prospectus

Item 15. Undertakings

4.

Please revise to remove the undertakings under Items 512(a)(5)(i), Item 512(a)(5)(ii) and Item 512(i) of Regulation S-K, and include the undertakings under Item 512(a)(5)(iii) and Item 512(a)(7) of Regulation S-K. Registrants offering asset-backed securities must now rely on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “Regulation AB 2 Adopting Release”).

Response: We have revised the undertakings in Item 15 accordingly.

KUTAK ROCK LLP

Securities and Exchange Commission

May 20, 2016

Exhibits

Exhibit 4.14 – Form of Asset Representations Review Agreement

5.

We note in Section 3.08 that any review receivable or review account included in a prior review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a review receivable or review account, we do not object if such receivable or account is not included in any further asset representations reviews, unless either such receivable or account is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus disclosure where appropriate.

Response: We have revised Section 3.08 of the form of Asset Representations Review Agreement accordingly and refiled Exhibit 4.14. We have also revised the disclosure on page 110 of the prospectus to reflect this change.

Exhibit 5.1 – Opinion of Kutak Rock LLP with respect to legality

6.

We note that counsel does not express an opinion concerning any law other than the law of the State of Nebraska, the law of the State of New York and the federal law of the United States. Please have counsel revise its opinion to express also an opinion as to Delaware law, as counsel must also consider the law of the jurisdiction under which each registrant is organized (including Cabela’s Credit Card Master Note Trust, a Delaware statutory trust, in the case of the issuance of the Notes) in order to provide the binding obligation opinion with respect to the Notes. Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”).

Response: We have revised the opinion regarding the legality of the notes accordingly and refiled Exhibit 5.1.

KUTAK ROCK LLP

Securities and Exchange Commission

May 20, 2016

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Amendment No. 1 to Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III

H. Dale Dixon, III